UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                          ImClone Systems Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
                         (Title of Class of Securities)

                                    45245W109
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                               September 28, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      6,205,134

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      6,205,134

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,205,134

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.36%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      6,205,134

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      6,205,134

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,205,134

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.36%

14 TYPE OF REPORTING PERSON
      OO

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC, OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      900,800

8  SHARED VOTING POWER
      6,205,134

9  SOLE DISPOSITIVE POWER
      900,800

10 SHARED DISPOSITIVE POWER
      6,205,134

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      7,105,934

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      8.43%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Real Estate Holdings Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      WC ,OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      4,563,610

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      4,563,610

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,563,610

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.41%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Real Estate Partners L.P.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,563,610

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,563,610

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,563,610

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.41%

14 TYPE OF REPORTING PERSON
      PN

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      American Property Investors, Inc.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,563,610

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,563,610

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,563,610

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.41%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Beckton Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,563,610

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,563,610

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,563,610

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.41%

14 TYPE OF REPORTING PERSON
      CO

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Gail Golden

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      PF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      15,000

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      15,000

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      15,000

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.02%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D
                                (Amendment No. 5)

CUSIP No. 45245W109

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      a) / /
      b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
      AF

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7  SOLE VOTING POWER
      644 (see Item 5)

8  SHARED VOTING POWER
      11,670,188 (see Item 5)

9  SOLE DISPOSITIVE POWER
      644 (see Item 5)

10 SHARED DISPOSITIVE POWER
      11,670,188 (see Item 5)

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES     /X/

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.85%

14 TYPE OF REPORTING PERSON
      IN

                                  SCHEDULE 13D
                                (Amendment No. 5)

Item 1. Security and Issuer

     This statement constitutes Amendment No. 5 to the Schedule 13D relating to the Common Shares, $0.001 par value, (the "Shares"), of ImClone Systems Incorporated, a Delaware corporation (the "Issuer"), and amends the Schedule 13D relating to the Shares filed on February 14, 2006, as amended by Amendment No. 1 filed on April 24, 2006, Amendment No. 2 filed on August 14, 2006, and Amendment No. 3 filed on August 22, 2006, and Amendment No. 4 filed on September 20, 2006 (as amended by amendment no. 1, amendment no. 2, amendment no. 3, and amendment no. 4, the "Original 13D"), on behalf of the Registrants (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D. The address of the principal executive offices of the Issuer is 180 Varick Street, New York, New York 10014.

Item 3. Source and Amount of Funds or Other Consideration

     Item 3 is hereby amended and restated as follows:

     As of the time of this filing, the aggregate purchase price of the 11,670,188 Shares (which number includes 644 options received by Mr. Icahn as partial payment for outside directors fees) owned by Icahn Group was $390,477,405.39 (including commissions). The source of funding for the purchase of these Shares was general working capital of Barberry, High River, and AREH, and pursuant to margin accounts in the regular course of business and payment of outside director fees to Mr. Icahn. As of the time of this filing, the aggregate purchase price of the 15,000 Shares purchased by Ms. Golden was $663,569.97 (including commissions). The source of funding for the purchase of these Shares were personal funds of Ms. Golden.

Item 4. Purpose of Transaction

     Item 4 is hereby amended to add the following:

     Mr. Icahn and his affiliates intend to solicit consents from stockholders of the Issuer to remove certain directors from the Board of the Issuer and to fill one of the vacancies with a nominee to be proposed by Mr. Icahn and his affiliates, and, in connection therewith, today filed a preliminary consent solicitation statement with the Securities and Exchange Commission, which statement may be amended prior to its use and is not yet in definitive form.


SECURITY HOLDERS ARE ADVISED TO READ THE CONSENT STATEMENT AND OTHER DOCUMENTS RELATED TO SOLICITATION OF CONSENTS BY MR. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF IMCLONE SYSTEMS INCORPORATED WHEN AND IF THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN AND IF COMPLETED, A DEFINITIVE CONSENT STATEMENT AND A FORM OF CONSENT WILL BE MAILED TO STOCKHOLDERS OF IMCLONE SYSTEMS INCORPORATED AND WILL BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended and restated as follows:

     (a) As of the time of this filing: (i) the Icahn Group may be deemed to beneficially own, in the aggregate, 11,670,188 Shares, (including 644 options Mr. Icahn received on September 20, 2006, as payment for outside director fees, as further described on Form 4, filed on September 22, 2006, with the SEC by Mr. Icahn and incorporated by reference hereto) representing approximately 13.85% of the Issuer's outstanding Shares; and (ii) Ms. Golden owns 15,000 Shares representing approximately 0.02% of the Issuer's outstanding Shares in each case (based upon the 84,283,155 Shares stated to be outstanding as of August 15, 2006 by the Issuer in the Issuer's Schedule 14A filed with the Securities and Exchange Commission on August 31, 2006).

     (b) Each of Barberry and Hopper by virtue of their relationship to High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 6,205,134 Shares which High River owns. Each of Barberry and Hopper disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Barberry, Hopper and High River (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 900,800 Shares which Barberry owns and the 6,205,134 Shares which High River owns. Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Mr. Icahn by virtue of his relationship to Ms. Golden (as disclosed in Item 2), may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 15,000 Shares which Ms. Golden owns. Mr. Icahn disclaims beneficial ownership of such Shares for all purposes.

     Each of Mr. Icahn, Beckton, API, and AREP, by virtue of their relationship to AREH (as disclosed in Item 2) may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) the 4,563,610 Shares that AREH owns. Each of Mr. Icahn, Beckton, API, and AREP disclaim beneficial ownership of such Shares for all other purposes.

     (c) Except as set forth in Item 5, no transactions with respect to the Shares were effected since September 20, 2006, by the Registrants.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

     Item 6 is hereby amended to add the following:

     Except as previously disclosed and set forth on Form 4 filed with the SEC by Mr. Icahn on September 22, 2006 (which Form 4 is incorporated herein by reference thereto), none of the Registrants have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 28, 2006


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN


/s/ Gail Golden
---------------
GAIL GOLDEN


AMERICAN REAL ESTATE HOLDINGS LIMITED PARTNERSHIP
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN REAL ESTATE PARTNERS, L.P.
By:  American Property Investors, Inc., general partner

  By:  /s/ Keith Meister
       -----------------
       Name:  Keith Meister
       Title: Vice Chairman


AMERICAN PROPERTY INVESTORS, INC.

By:  /s/ Keith Meister
     -----------------
     Name:  Keith Meister
     Title: Vice Chairman


BECKTON CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Secretary


BARBERRY CORP.

By:  /s/ Keith Cozza
     ---------------
     Name:  Keith Cozza
     Title: Secretary


HOPPER INVESTMENTS LLC
By:  Barberry Corp., sole member

  By:  /s/ Keith Cozza
       ---------------
       Name:  Keith Cozza
       Title: Secretary


HIGH RIVER LIMITED PARTNERSHIP
By:  Hopper Investments LLC, general partner
  By:  Barberry Corp., sole member

    By:  /s/ Keith Cozza
         ---------------
         Name:  Keith Cozza
         Title: Secretary

          [Signature Page of Schedule 13D Amendment No. 5 Re: Imclone]